

November 19, 2014

Via E-mail
Mr. Bryan R. McKeag
Executive Vice President and
Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001

> **Re:** **Heartland Financial USA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 7, 2014**
> **File No. 001-15393**

Dear Mr. McKeag:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Statements

Note 1: Basis of Presentation – Reclassifications

Mr. Bryan R. McKeag
Heartland Financial USA, Inc.
November 19, 2014
Page 2

1. We note your statement that in the first quarter of 2014, Heartland revised the classification of mortgage servicing rights income from loan servicing income to gain on sale of loans held for sale. In this regard, please tell us why you believe that this reclassification is more consistent with industry reporting practices.

2. We note your statement that during the first quarter of 2014, Heartland revised the reclassification of loss on sales/valuations of other real estate and repossessed assets, net, from other real estate and loan collection expenses to a specific noninterest income classification. In addition, you state that these reclassifications are more consistent with industry reporting practices. Please revise future filings to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant